UGI UTILITIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1
(Thousands of dollars)

	Nine Months Ended June 30,

		Year Ended September 30,
	2015	2014	2013	2012	2011
Earnings:
Earnings before income taxes	$207,278	$207,929	$171,010	$142,971	$168,693
Interest expense	31,245	38,471	39,309	42,412	42,728
Amortization of debt discount and
expense	588	575	731	814	1,060
Estimated interest component of
rental expense	1,993	2,398	2,090	2,121	1,740
	$241,104	$249,373	$213,140	$188,318	$214,221

Fixed Charges:
Interest expense	$31,245	$38,471	$39,309	$42,412	$42,728
Amortization of debt discount and
expense	588	575	731	814	1,060
Allowance for funds used during
construction (capitalized interest)	294	227	286	10	90
Estimated interest component of
rental expense	1,993	2,398	2,090	2,121	1,740
	$34,120	$41,671	$42,416	$45,357	$45,618

Ratio of earnings to fixed charges	7.07	5.98	5.02	4.15	4.70